Freescale Semiconductor, Inc., 6501 William Cannon Drive West, Austin, Texas 78735

February 10, 2009

VIA FACSIMILE AND EDGAR

Ms. Kristin Lochhead

Reviewing Accountant

Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C. 20549-0306

Re:	Freescale Semiconductor Holdings I, Ltd.

Form 10-K for the year ended December 31, 2007

Filed March 13, 2008

File No. 333-141128-05

Dear Ms. Lochhead:

Set forth below is the response of Freescale Semiconductor Holdings I, Ltd. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated January 15, 2009 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. For your convenience, we have repeated below in bold and italics the Staff’s comments immediately prior to the response of the Company.

Form 10-K for the year ended December 31, 2007

Exhibits 31.1 and 31.2

1.	We refer to your response to our comment 1 in our letter dated December 16, 2008. Since you are not required to comply with the internal control over financial reporting requirements set forth in Rule 13a-15 and Rule 15d-15 until your Form 10-K for the year ended December 31, 2008, please amend your Form 10-K for the year ended December 31, 2007 to include the following disclosures in Item 9A:

•

A statement that you are not subject to title requirements of evaluating internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies and that you voluntarily early adopted the requirement to provide management’s assessment of internal control over financial reporting.

Freescale Semiconductor Holdings I, Ltd.

February 10, 2009

•	To the extent the review you performed is any different than that they would be required to do if you were subject to the requirements, please disclose these differences.

•

Revise the reference to the attestation to explain that the annual report does not include an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

The amendment of Form 10-K should include a cover page, explanatory note, complete Item 9, signature page and paragraphs 1, 2, 4 and 5 of the certification. Amendments to Forms 10-Q filed during fiscal year 2008 would not be required.

On February 5, 2009, the Company filed an Amendment No. 1 to its Form 10-K for the year ended December 31, 2007, which incorporates each of the items listed above.

Alternatively, you may revise your certification in your Form 10-K for December 31, 2007 and for all Forms 10-Q filed during 2008 to refer to internal control over financial reporting and include all four sub-paragraphs of paragraph 4. In this regard, please confirm to us in your response that you completed an assessment of internal control over financial reporting as of December 31, 2008 in compliance with Exchange Act Rule 13a-15 and 15d-15. Under this option, you would provide an abbreviated amendment to your filing that includes a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

The Company chose to amend its Annual Report on Form 10-K for the year ended December 31, 2007 as discussed above rather than revising each of the certifications in its Annual Report on Form 10-K and each quarterly report on Form 10-Q filed during 2008 as described in the immediately preceding paragraph.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in this filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Freescale Semiconductor Holdings I, Ltd.

February 10, 2009

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Freescale Semiconductor Holdings I, Ltd.

February 10, 2009

Please do not hesitate to call me (512-895-7876) if you wish to discuss this letter.

Very truly yours,

/s/ Dathan C. Voelter Dathan C. Voelter
Securities Law Director

cc:	Brian Cascio

Jong Hwang

Securities and Exchange Commission

Alan Campbell

Freescale Semiconductor Holdings I, Ltd.

Brad Brasser

Jones Day